UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

theMaven, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class Securities)

88339B102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88339B102

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark E. Strome
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 5,985,268*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,985,268*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,985,268*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of (a) 100,505 shares of common stock directly owned by The Mark E. Strome Living Trust, U/A/D January 15, 1997 (the “Trust”), of which Mark Strome is the trustee, (b) 4,221,739 shares of common stock beneficially owned by Mark Strome, which are expected to be transferred to the Trust, (c) 163,025 shares of common stock owned by Strome Mezzanine Fund, LP (the “Fund”) and (d) a warrant owned by the Fund, which gives the Fund the right to purchase 1,500,000 shares of common stock. Strome Investment Management, LP, a Delaware limited partnership (“SIM”), is the general partner of the Fund, and Strome Group Inc., a Delaware corporation (“SG”), is the general partner of SIM. Mr. Strome is the President and CEO of SG. Each of SIM, SG and Mr. Strome may be deemed to beneficially own the securities held by the Fund under Section 13(d) of the Securities Exchange Act of 1934.

**

Percentage ownership is based on 38,438,926 shares of the issuer’s common stock, which is equal to the sum of (a) 36,938,926 shares of the issuer’s common stock reported as of August 6, 2019 in the issuer’s amended Form 10-Q for the quarterly period ended June 30, 2018 as filed on August 16, 2019, and (b) 1,500,000 shares of the issuer’s common stock issuable upon the exercise of the warrant directly owned by the Fund.

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

theMaven, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1500 Fourth Avenue, Suite 200

Seattle, WA 98101

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Mr. Mark E. Strome (the “Reporting Person”).

(b)	Address of Principal Business office or, if None, Residence

1688 Meridian Ave, Suite 727

Miami Beach, FL 33139

(c)	Citizenship

The Reporting Person is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

88339B102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For the Reporting Person: *

(a)	Amount beneficially owned: 5,985,268

(b)	Percent of class: 15.6% **

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,985,268

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,985,268

(iv)	Shared power to dispose or to direct the disposition of: 0

*

Due to a scrivener’s error, Amendment No. 1 to Schedule 13G filed as of October 5, 2018, incorrectly identified Strome Mezzanine Fund, LP (the “Fund”) as the owner of 4,384,763 shares of the issuer’s common stock, which are owned as follows: (a) 163,025 shares of common stock are owned by the Fund and (b) 4,221,739 shares of common stock are beneficially owned by Mark Strome, which are expected to be transferred to The Mark E. Strome Living Trust, U/A/D January 15, 1997 (the “Trust”), of which Mr. Strome is the trustee.

**

The ownership percentage of the Reporting Person is calculated based on an assumed total of 38,438,926 shares of the issuer’s common stock, which is equal to the sum of (a) 36,938,926 shares of the issuer’s common stock reported as of August 6, 2019 in the issuer’s amended Form 10-Q for the quarterly period ended June 30, 2018 as filed on August 16, 2019, and (b) 1,500,000 shares of the issuer’s common stock issuable upon the exercise of the warrant directly owned by the Fund, a private investment vehicle managed indirectly by Mr. Strome as described in Item 6 below.

The Reporting Person also has indirect beneficial ownership of an aggregate 6,400 shares of the issuer’s Series H Convertible Preferred Stock (“Series H Stock”) as follows: the Trust owns 600 shares of Series H Stock, the Fund owns 4,800 shares of Series H Stock, and The Mark Strome Revocable Trust, of which Mr. Strome is the trustee, owns 1,000 shares of Series H Stock. Subject to the conversion limitation described below, the Series H Stock is convertible into the issuer’s common stock at the election of the holder or automatically upon the fifth anniversary of the share issuance date.

In addition, Strome Mezzanine Fund II, LP (“Fund II”), a private investment vehicle managed indirectly by Mr. Strome as described in Item 6 below, owns a 12% Senior Secured Subordinated Convertible Debenture (the “Debenture”). Subject to the conversion limitation described below, the Debenture is convertible into the issuer’s common stock at the option of Fund II at any time prior to the maturity date on December 31, 2020.

Each of the Series H Stock and the Debenture are subject to a conversion limitation that prohibits the issuer from effecting a conversion of the securities if giving effect to the conversion would cause the holder to beneficially own (together with its affiliates or any “group” members) in excess of 4.99% of the issuer’s common stock (or, upon notice by the holder, in excess of 9.99% of the common stock). As beneficial owners of more than 10% of the common stock, the Reporting Person is effectively barred from converting the Series H Stock and the Debenture into additional shares of common stock. Absent this conversion limitation, at the election of the Reporting Person, the 6,400 shares of Series H Stock would be convertible into 19,393,938 shares of the issuer’s common stock and the Debenture would be convertible into 3,750,000 shares of the issuer’s common stock.

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Strome Investment Management, LP, a Delaware limited partnership (“SIM”), is the general partner of the Fund and Fund II, and Strome Group Inc., a Delaware corporation (“SG”), is the general partner of SIM. Mr. Strome is the President and CEO of SG, and the trustee of the Trust and The Mark Strome Revocable Trust (collectively, the “Strome Trusts”). Mr. Strome may be deemed to beneficially own the reported shares held by the Fund, Fund II and the Strome Trusts under Section 13(d) of the Securities Exchange Act of 1934. Each of SIM and SG may be deemed to beneficially own the reported securities held by the Fund and Fund II under Section 13(d) of the Securities Exchange Act of 1934.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

/s/ Mark E. Strome
MARK E. STROME